SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                             Commission File Number

                           NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [X] Form 10-Q
               [ ] Form N-SAR

          For Period Ended: MARCH 31, 2000
                           -----------------------------------------------------
     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          --------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

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Full Name of Registrant

OMNICOMM SYSTEMS, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

3250 MARY STREET, #402, MIAMI, FL 33133
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City, State and Zip Code

                        PART II - RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |  (a)      The reasons described in reasonable detail in Part III of this
     |           form could not be eliminated without unreasonable effort or
     |           expense;
     |  (b)      The subject annual report, semi-annual report, transition
     |           report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
[X]  |           portion thereof will be filed on or before the 15th calendar
     |           day following the prescribed due date; or the subject
     |           quarterly report or transition report on Form 10-Q, or portion
     |           thereof will be filed on or before the fifth calendar day
     |           following the prescribed due date; and
     |  (c)      The accountant's statement or other exhibit required by Rule
     |           12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                                     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
                                     COLLECTION OF INFORMATION CONTAINED IN THIS
(Attach extra sheets if needed.)     FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                     FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                     NUMBER.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           RONALD LINARES                      305          448-4700
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               (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             OMNICOMM SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: MAY 9, 2000                By: /S/ RONALD LINARES
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (chapter 232.201 or chapter 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (chapter 232.13(b) of this chapter).

                              PART III - NARRATIVE

The Registrant added a Chief Accounting Officer subsequent to the end of the quarter ended March 31, 2000. This change has caused the quarterly reporting process to take longer than customary.

                           PART IV - OTHER INFORMATION

(3) The Registrant has changed its primary business focus from the business of computer systems integration to providing internet based database applications that integrate significant components of the clinical trial process. As part of that transition the Registrant has incurred losses associated with the development and marketing of its internet based products Trialmaster and WebIPA. The Registrant anticipates losses for the quarter ended March 31, 2000 to approximate $1,500,000 compared to losses of $51,608 for the quarter ended March 31, 1999.